December 2, 2002

U.S. Securities & Exchange Commission

(EDGAR FILING)

Gentlemen:

We advise that the Board of Directors of Philippine Long Distance Telephone Company at its meeting held on December 2, 2002 declared a cash dividend of $1.029412 per outstanding share of Series III Convertible Preferred Stock of the Company payable on January 15, 2003 to the holders of record on December 16, 2002.

For informational purposes, commercial bank exchange rate for today is Peso 53.9693.

We are releasing the announcement on the above dividend on the Series III Convertible Preferred Stock to the Philippine Stock Exchange and Securities and Exchange Commission today.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary